Primary Business Name: UBS SECURITIES LLC   **BD Number: 7654**

BD - AMENDMENT

03/04/2024

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
⊙ Yes ○ No

Ownership Codes:	**NA** - less than 5%	**B** - 10% but less than 25%	**D** - 50% but less than 75%
	A - 5% but less than 10%	**C** - 25% but less than 50%	**E** - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
DIMARCO, PATRICK M	I	CHIEF COMPLIANCE OFFICER	09/2023	NA	N	N	4549136
HAZELWOOD, TRICIA	I	PRESIDENT AND CHAIR OF THE BOARD	02/2024	NA	Y	N	4232035
LOFTUS, MICHAEL L	I	MANAGING ATTORNEY, INVESTMENT BANKING & CAPITAL MARKETS	02/2018	NA	N	N	4176467
MATTONE, RALPH MICHAEL	I	PRINCIPAL FINANCIAL OFFICER	12/2016	NA	Y	N	1840894
NIETO, CALLUM	I	PRINCIPAL OPERATIONS OFFICER	01/2023	NA	N	N	6765482
UBS AMERICAS INC	DE	MEMBER, VOTING	10/2003	D	Y	N	06-1595848
VAN TASSEL, JAMES C	I	MANAGING DIRECTOR, US EQUITIES RESEARCH	06/2017	NA	Y	N	2558212